[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

January 7, 2014

Re:	The Carlyle Group L.P.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 12, 2013
File No. 001-35538

Michael Seaman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Seaman:

On behalf of The Carlyle Group L.P. (“Carlyle”), we hereby submit the following responses to the comment letter issued by the Securities and Exchange Commission Staff dated December 27, 2013 regarding the Staff’s review of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2012 filed on March 14, 2013 and Form 10-Q for the Quarterly Period Ended September 30, 2013 filed on November 12, 2013.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Carlyle.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

1.	In future filings, please provide a description of your organizational and ownership structure in this section, including a diagram. Discuss the Carlyle Holdings partnership units your founders and other key business personnel received that you reference in the risk factor on page 27.

Carlyle has attached as Annex A to this letter a description of its organizational and ownership structure, including a discussion of the Carlyle Holdings partnership units received by its founders and other personnel referenced in the risk factor identified by the Staff in its comment. Carlyle advises the Staff that it will include this description in the “Business” section of its future Annual Reports on Form 10-K.

Securities and Exchange Commission	2

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Performance Fees, page 114

2.	We note your disclosure that the performance fees recorded in 2012 and 2011 were due principally to increases in the fair value of the underlying funds, which increased approximately 14% and 16% in total remaining value during 2012 and 2011, respectively. We also note that the increase in the fair value of the investments was driven by asset performance and operating projections as well as increases in market comparables. In future filings, when significant changes in the fair values of your investments occur and have a material impact on your performance fees, please revise your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your investments and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why.

Carlyle advises the Staff that it has a diversified, multi-product global platform with 122 funds and 81 fund of funds investing across numerous industries, asset classes and geographies as of December 31, 2013. Carlyle believes that an understanding of its performance fee revenues is primarily attained by understanding the performance of the funds contributing to its performance fees. Carlyle presently discloses the funds contributing significantly to its performance fees and the contribution to performance fees by segment and fund type (both positive and negative). This disclosure is made and is provided in further detail in the underlying segment discussions and fund performance tables.

Carlyle has found that performance of individual funds is primarily driven by individual company operating performance and less so by changes in market multiples. In addition, Carlyle’s funds are generally targeted to specific geographies, industries and investment classes. The diversification across Carlyle’s portfolio can make aggregate conclusions difficult to render and its portfolio may or may not move in tandem with broader public markets. However, in light of the Staff’s comment, Carlyle will in future filings include within the discussion of its consolidated results a summarization of the segment drivers of its performance fees and also further discuss how the factors covered in “Trends Affecting our Business” impact its portfolio valuations where applicable and highlight differences in segments and/or industries.

Item 8. Financial Statements and Supplementary Data

Note 3 - Acquisitions, Strategic Investments, and Acquired Intangible Assets

Investment in NGP, page 200

3.	We note your disclosure on page 201 that the difference between the cost of your initial investment in NGP Management and the underlying net assets of the entity was $259.8 million and will be amortized over a period of ten years as a reduction of realized investment income. We also note that this difference, in part, relates to the options granted to you by the sellers to purchase additional interests in NGP in the future for a predetermined purchase price. Please tell us how you considered the value of these purchase options and whether they need to be accounted for in accordance with ASC 815.

Securities and Exchange Commission	3

In December 2012, Carlyle entered into separate purchase agreements with ECM Capital, L.P. (“ECM Capital”) and Barclays Natural Resource Investments, a division of Barclays Bank PLC (“BNRI”) pursuant to which Carlyle agreed to invest in NGP Management Company, L.L.C. (“NGP Management” and, together with its affiliates, “NGP”). Under the terms of the transaction agreements, the sellers also granted Carlyle options to purchase additional interests in NGP. Specifically, Carlyle and the sellers agreed:

(1) For $6.0 million cash paid, BNRI granted Carlyle an option to acquire equity interests in the general partner of the NGP Natural Resources X, L.P. fund (“NGP X”). The option is exercisable by Carlyle between July 1, 2014 and July 1, 2015 to purchase for a price in cash that is estimated to be between $65.0 million to $74.0 million plus the net capital amount that has been contributed by BNRI, interests in the general partner of NGP X entitling Carlyle to an allocation of income equal to 40% of the carried interest received by such fund general partner.

(2) For $4.0 million cash paid, BNRI granted Carlyle an option to acquire additional equity interests in the general partners of all future NGP funds. The option is exercisable by Carlyle from December 20, 2012 until January 1, 2015 to purchase for a price in cash that is estimated to be between $34.0 million to $38.0 million, additional interests in the general partners of all future carry funds advised by NGP entitling Carlyle to an additional allocation of income equal to 40% of the carried interest received by such fund general partners.

(3) For $10 million cash paid to ECM Capital, ECM Capital granted Carlyle an option to acquire the remaining equity interests in NGP Management in 13 years from the contract date. The option is exercisable by Carlyle for a formulaic purchase price in cash based upon a measure of the earnings of NGP.

Accounting for BNRI Options ((1) and (2) above)

Carlyle considered whether the options that it acquired from BNRI were derivatives under ASC 815. Carlyle noted the following guidance under ASC 815-10-15-83:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a. Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1. One or more underlyings

2. One or more notional amounts or payment provisions or both.

b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Net settlement. The contract can be settled net by any of the following means:

1. Its terms implicitly or explicitly require or permit net settlement.

2. It can readily be settled net by a means outside the contract.

3. It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

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These options do not permit net settlement (either explicitly or indirectly outside the contract). The underlying of the options relate to equity interests in a general partner that is a privately held partnership that is not readily convertible into cash and there is no means to net settle outside the contract. Thus, Carlyle concluded that the options are not derivatives under ASC 815.

As the options are not derivatives under ASC 815, the options are being carried at cost until the options are exercised or expire. The options are reviewed on an ongoing basis for possible impairment.

Accounting for ECM Capital Option ((3) above)

Carlyle performed a similar accounting analysis as to whether the option to acquire the remaining interest in NGP Management from ECM Capital (exercisable by Carlyle in approximately 13 years from the transaction date) was a derivative under ASC 815. Similar to the BNRI options analysis discussed above, the option agreement between Carlyle and ECM Capital does not permit net settlement and, as ECM Capital is a privately held company, the interest is not readily convertible to cash.

Carlyle also noted ASC 815-10-15-74 provides a scope exception for “a contract between an acquirer and a seller to enter into a business combination” from the definition of a derivative instrument. As the exercise of the option granted to Carlyle by ECM Capital would result in a business combination, this option is not considered a derivative under ASC 815.

As the option is not derivative under ASC 815, it is being carried at cost until it is exercised or expires. The option is reviewed on an ongoing basis for possible impairment.

Note 4 - Fair Value Measurement, page 206

4.	We note your disclosure that the valuations for corporate private equity and real estate investments may be derived by reference to observable valuation measures adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Please revise your disclosure to discuss the type of adjustments and the factors and information you consider when determining the appropriate adjustment to make to the observable valuation measures of your corporate private equity and real estate investments. Also explain the situations when the fair value determination would be made by reference to option pricing models or other similar methods.

Carlyle advises the Staff that it will include the following disclosures in its future filings:

Adjustments to observable valuation measures are frequently made upon the initial investment to calibrate the initial investment valuation to industry observable inputs. Such adjustments are made to align the investment to observable industry changes for differences in size, profitability, projected growth rates, geography and capital structure if applicable. The adjustments are reviewed with each subsequent valuation to assess how the investment has evolved relative to the observable inputs. Additionally, the investment may be subject to certain specific risks and/or development milestones which are also taken into account in the valuation assessment.

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Option pricing models and similar tools do not currently drive a significant portion of the Corporate Private Equity or Real Assets valuation portfolio and are used primarily to value warrants, derivatives, certain restrictions and other atypical investment instruments.

5.	We note that in your tabular disclosure of significant Level III inputs on page 212 you disclosed the weighted average input for each of the unobservable inputs, but in certain circumstances, you did not disclose the related range for the unobservable inputs used. Please revise your disclosure in future filings to disclose the range of inputs used in all situations where more than one unobservable input is utilized in the determination of fair value.

Carlyle advises the Staff that it had omitted the related range for many of the unobservable inputs where it initially believed that the range was either so wide as to not be meaningful or that the items deviating from the weighted average were not significant. However, Carlyle acknowledges the Staff’s comment and advises the Staff that it will disclose the related ranges in future filings.

6.	Please revise future filings to provide further discussion of the valuation processes utilized by management in valuing your Level III measurements in accordance with ASC 820-10-50-2(f) and 820-10-55-105.

To enhance its disclosure of valuation processes, Carlyle will include the following disclosure in its future filings:

Investment professionals with responsibility for the underlying investments are responsible for preparing the investment valuations pursuant to the policies, methodologies and templates prepared by the Partnership’s valuation group, which is a team made up of individuals with previous valuation experience reporting to the Partnership’s Chief Accounting Officer. The valuation group is responsible for maintaining the Partnership’s valuation policy and related guidance, templates and systems that are designed to be consistent with the guidance found in Accounting Standards Codification Topic 820. These valuations, inputs and preliminary conclusions are reviewed by the fund accounting teams. The valuations are then reviewed and approved by the respective fund valuation sub-committees which are comprised of the respective fund head, segment head, chief financial and chief accounting officers as well as members from the valuation group. The valuation group compiles the aggregate results and significant matters and presents them for review and approval by the global valuation committee, which is comprised of the Partnership’s co-chief executive officers, chief operating officer, chief risk officer, chief financial officer, chief accounting officer, the business segment heads, and observed by the chief compliance officer and director of internal audit. Additionally, each quarter a sample of valuations are reviewed by external valuation firms.

7.	We note your disclosure that investments in partnership and LLC interests are valued using the NAV of the underlying fund. However, it is not clear to us where you have provided all the required disclosures of ASC 820-10-50-6A. Please advise, or revise your disclosure in future filings as necessary.

Carlyle consolidates certain fund of funds investment vehicles, primarily those managed by Carlyle’s AlpInvest subsidiary. The underlying investments in these vehicles are valued using the NAV of the underlying fund and are considered a single class of investments for purposes of the referenced disclosure requirements.

Securities and Exchange Commission	6

On page 209 in footnote 4 to the financial statements in the Form 10-K, the following disclosure is provided:

Fund Investments—The Partnership’s investments in funds are valued based on its proportionate share of the net assets provided by the third party general partners of the underlying fund partnerships based on the most recent available information which is typically a lag of up to 90 days. The terms of the investments generally preclude the ability to redeem the investment. Distributions from these investments will be received as the underlying assets in the funds are liquidated, the timing of which cannot be readily determined.

Carlyle believes this disclosure satisfies the requirements of 820-10-50-6A (a), (b) and (d). Carlyle advises the Staff that the other disclosure requirements are either not applicable to this class of investments or, in case of 820-10-50-6A(b), cannot be readily determined (which is explicitly disclosed). Carlyle further advises the Staff that although Carlyle does not have any significant unfunded commitments to the fund of funds investment vehicles, the fund of funds investment vehicles have unfunded commitments to the underlying investments. These unfunded commitments will be funded by the other limited partners in the fund of funds investment vehicles. Carlyle discloses the amounts of the unfunded commitments of the fund of funds vehicles in its contractual obligations table, which is shown on page 165 in the Form 10-K (line item “Unfunded commitments of the CLOs and Consolidated Funds”).

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Note 17 - Consolidation of a Real Estate Development Company, page 55

8.	We note your disclosure that during the second quarter of 2013, you concluded that the Carlyle investment vehicle through which you funded capital into Urbplan was a variable interest entity (VIE), and that the Partnership was the primary beneficiary of the VIE and thus began consolidating the investment vehicle in the second quarter of 2013. You then go on to state that during the third quarter of 2013, you concluded that the decision to provide additional capital to Urbplan was a reconsideration event under ASC Topic 810, and as a result of your analysis, you concluded that Urbplan was a VIE and that the Partnership had to consolidate Urbplan as of September 30, 2013. Please respond to the following:

•	Please describe the factors related to Urbplan that changed between the second and third quarter which caused you to conclude that you were not required to consolidate Urbplan until the third quarter of 2013. For example, please clarify whether Urbplan was not a VIE prior to the third quarter of 2013 or it was but you were not deemed to be the primary beneficiary until the third quarter of 2013.

•	Please clarify whether you still consolidate the Carlyle investment vehicle through which you funded capital into Urbplan. If yes, please tell us whether the investment vehicle has any other investments besides Urbplan.

Carlyle advises the Staff that, from 2007 through 2011, one of Carlyle’s real estate funds and certain other coinvestment funds made investments in Urbplan Desenvolvimento Urbano S.A. (“Urbplan”, formerly Scopel Desenvolvimento Urbano S.A.). Urbplan is a developer of for-sale residential lots in Brazil. Operating control of

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Urbplan remained with the original founders and other co-owners, who served as the top two officers of the company and also on the board. The Carlyle real estate fund and the other coinvestment funds are investment companies under U.S. GAAP and accordingly do not consolidate their majority-owned and controlled investments but rather account for their investments at fair value. The Carlyle real estate fund and the other coinvestment funds have multiple investors; the Carlyle real estate fund has investments in other real estate properties, while the other coinvestment funds have only invested in Urbplan. The Partnership did not consolidate the Carlyle real estate fund nor the other coinvestment funds as these funds were not variable interest entities (“VIEs”) and had provided substantive dissolution rights upon a simple majority vote of the non-Carlyle affiliated limited partners.

In late 2012, Carlyle became aware that Urbplan was facing severe liquidity problems and would require additional capital infusions to continue operations. At December 31, 2012, the fair value of the Carlyle funds’ investments in Urbplan was zero. Neither Carlyle nor the Carlyle funds’ had any contractual obligations to provide any further funding to Urbplan at December 31, 2012. While Urbplan may have been a VIE as of December 31, 2012, the Carlyle funds remained investment companies and accounted for their respective investments at fair value.

During 2013, Urbplan worked with its various creditors to secure additional financing and to restructure its existing indebtedness. In April and May of 2013, Carlyle negotiated the removal of Urbplan’s founders and began to explore ways to exit the investment through sale, joint venture or by raising third party capital. At that time, Carlyle, together with certain senior Carlyle professionals, agreed to loan additional capital into one of the existing coinvestment funds (the “Coinvest Vehicle”) for purposes of providing additional capital to Urbplan. This capital infusion was part of ongoing negotiations with Urbplan’s other unaffiliated creditors and stakeholders for additional capital. During the second quarter of 2013, the Coinvest Vehicle received $15 million in the form of a loan from Carlyle (of which 20% was sourced from Carlyle and 80% was sourced from certain senior Carlyle professionals) and invested $10 million into Urbplan by the end of the second quarter as a short-term solution while options were being explored.

The Coinvest Vehicle’s loan from Carlyle in the second quarter was a reconsideration event under FIN 46R (as an investment company, the Coinvest Vehicle follows FIN 46R rather than SFAS 167) and Carlyle concluded that the Coinvest Vehicle was a VIE as the vehicle did not have sufficient remaining capital commitments from its limited partners to provide the investment to Urbplan. Because Carlyle and its related parties absorbed the majority of the risks and rewards of ownership, Carlyle was determined to be the primary beneficiary of the Coinvest Vehicle. As a result, Carlyle consolidated the Coinvest Vehicle beginning in April 2013. The $10 million investment into Urbplan was valued at approximately $6 million at June 30, 2013. Carlyle respectfully observes that its conclusion to consolidate the Coinvest Vehicle resulted in the same accounting treatment as if the additional capital was funded through a newly formed entity (i.e., because the Coinvest Vehicle’s original investments in Urbplan had a fair value of zero and had no other investments, whether or not the Coinvest Vehicle was consolidated Carlyle would have recorded an investment as of June 30, 2013 with a fair value of $6 million).

During the third quarter and through the date of the filing of the third quarter Form 10-Q, Carlyle and certain senior Carlyle professionals funded an additional $35 million into the Coinvest Vehicle. During this period, Carlyle continued to evaluate Urbplan’s capital requirements, its ability to successfully complete a capital raise or otherwise restructure. Carlyle concluded that:

•	Urbplan’s capital raising efforts were largely unsuccessful;

•	Urbplan’s sale efforts were unsuccessful and indicated that any potential buyer would likely require Carlyle to contribute additional capital to Urbplan and/or provide a guarantee of its obligations; and

•	Existing unaffiliated limited partners would not make additional capital investments.

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After the end of the third quarter, Carlyle determined that it and certain senior Carlyle professionals would invest an additional amount in Urbplan, with 75% of that amount to be funded by senior Carlyle professionals. Carlyle concluded during October 2013 that its support of Urbplan created an additional variable interest in Urbplan. While continuing to consolidate the Coinvest Vehicle, Carlyle did not rely on the investment company status of the Coinvest Vehicle for its accounting for its continued investments in Urbplan (i.e., Carlyle believes that the requirement to consolidate Urbplan should be the same regardless of whether additional investments were made through the Coinvest Vehicle or directly by Carlyle). Carlyle concluded that Urbplan was a variable interest entity under the provisions of SFAS 167 (as codified in ASC 810) and Carlyle was its primary beneficiary.

* * * * * * * * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Stephanie J. Ciboroski

Sasha Pechenik

The Carlyle Group L.P.

Adena T. Friedman

Jeffrey W. Ferguson

Curtis L. Buser

Annex A

Organizational Structure

The simplified diagram below depicts our organizational structure. Ownership information in the diagram below is presented as of December 31, 2013. The diagram does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held. As discussed in greater detail below, The Carlyle Group L.P. holds, through wholly-owned subsidiaries, a number of Carlyle Holdings partnership units that is equal to the number of common units that The Carlyle Group L.P. has issued and benefits from the income of Carlyle Holdings to the extent of its equity interests in the Carlyle Holdings partnerships. While the holders of common units of The Carlyle Group L.P. are entitled to all of the economic rights in The Carlyle Group L.P., the limited partners of the Carlyle Holdings partnerships, like the wholly-owned subsidiaries of The Carlyle Group L.P., hold Carlyle Holdings partnership units that entitle them to economic rights in Carlyle Holdings to the extent of their equity interests in the Carlyle Holdings partnerships. Public investors do not directly hold equity interests in the Carlyle Holdings partnerships.

Senior Carlyle Professionals
100%
Carlyle Holdings Limited Partners
TCG Carlyle Global Partners L.L.C. (Delaware L.L.C.)
Carlyle Group Management L.L.C. (Delaware L.L.C.)
Common Unitholders
Carlyle Holdings partnership units
• Limited partner interest
• 84% of Carlyle Holdings partnership units (84% of economic rights in Carlyle Holdings)
• Not publicly-traded
• Exchangeable on a one-for-one basis for publicly-traded common units
Special Voting Unit
• No economic rights
• 84% of limited partner voting power (1)
General Partner
• No economic rights
• Board of directors
Common units
• Limited partner interest
• 100% of economic rights in The Carlyle Group L.P. (indirectly 16% of economic rights in Carlyle Holdings)
• 16% of limited partner voting power (1)
• Publicly traded
The Carlyle Group L.P. (Delaware L.P.)
100%
100%
100%
Carlyle Holdings I GP Inc. (Delaware Corp.)
Carlyle Holdings II GP L.L.C. (Delaware L.L.C.)
Carlyle Holdings III GP L.P. (Québec SEC)
General partner and Carlyle Holdings partnership units
• 16% of Carlyle Holdings partnership units
• Number of partnership units held equals number of common units outstanding
General partner and Carlyle Holdings partnership units
• 16% of Carlyle Holdings partnership units
• Number of partnership units held equals number of common units outstanding
General partner and Carlyle Holdings partnership units
• 16% of Carlyle Holdings partnership units
• Number of partnership units held equals number of common shares outstanding
CARLYLE HOLDINGS
Carlyle Holdings I L.P. (Delaware L.P.)
Carlyle Holdings II L.P. (Québec SEC)
Carlyle Holdings III L.P. (Québec SEC)
SUBSIDIARIES(2)

(1)	The Carlyle Group L.P. common unitholders have only limited voting rights and have no right to remove our general partner or, except in limited circumstances, elect the directors of our general partner. TCG Carlyle Global Partners L.L.C., an entity wholly-owned by our senior Carlyle professionals, holds a special voting unit in The Carlyle Group L.P. that entitles it, on those few matters that may be submitted for a vote of The Carlyle Group L.P. common unitholders, to participate in the vote on the same basis as the common unitholders and provides it with a number of votes that is equal to the aggregate number of vested and unvested partnership units in Carlyle Holdings held by the limited partners of Carlyle Holdings on the relevant record date.
(2)	Certain individuals engaged in our business own interests directly in selected subsidiaries, including, in certain instances, entities that receive management fees from funds that we advise. See “— Structure and Operation of Our Investment Funds — Incentive Arrangements/Fee Structure” in this Item 1 for additional information.

The Carlyle Group L.P. conducts all of its material business activities through Carlyle Holdings. Each of the Carlyle Holdings partnerships was formed to hold our interests in different businesses. Carlyle Holdings I L.P. owns all of our U.S. fee-generating businesses and many of our non-U.S. fee-generating businesses, as well as our carried interests (and other investment interests) that derive income that we believe is not qualifying income for purposes of the U.S. federal income tax publicly-traded partnership rules

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Annex A

and certain of our carried interests (and other investment interests) that do not relate to investments in stock of corporations or in debt, such as equity investments in entities that are pass-through for U.S. federal income tax purposes. Carlyle Holdings II L.P. holds a variety of assets, including our carried interests in many of the investments by our carry funds in entities that are treated as domestic corporations for U.S. federal income tax purposes and in certain non-U.S. entities. Certain of our non-U.S. fee-generating businesses, as well as our non-U.S. carried interests (and other investment interests) that derive income that we believe is not qualifying income for purposes of the U.S. federal income tax publicly-traded partnership rules and certain of our non-U.S. carried interests (and other investment interests) that do not relate to investments in stock of corporations or in debt, such as equity investments in entities that are pass-through for U.S. federal income tax purposes are held by Carlyle Holdings III L.P.

The Carlyle Group L.P. has wholly-owned subsidiaries that serve as the general partners of the Carlyle Holdings partnerships: Carlyle Holdings I GP Inc. (a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes), Carlyle Holdings II GP L.L.C. (a Delaware limited liability company that is a disregarded entity and not an association taxable as a corporation for U.S. federal income tax purposes) and Carlyle Holdings III GP L.P. (a Québec société en commandite that is a foreign corporation for U.S. federal income tax purposes) serve as the general partners of Carlyle Holdings I L.P., Carlyle Holdings II L.P. and Carlyle Holdings III L.P., respectively. Carlyle Holdings I GP Inc. and Carlyle Holdings III GP L.P. serve as the general partners of Carlyle Holdings I L.P. and Carlyle Holdings III L.P., respectively, through wholly-owned subsidiaries that are disregarded for federal income tax purposes. We refer to Carlyle Holdings I GP Inc., Carlyle Holdings II GP L.L.C. and Carlyle Holdings III GP L.P. collectively as the “Carlyle Holdings General Partners.”

Holding Partnership Structure

The Carlyle Group L.P. is treated as a partnership and not as a corporation for U.S. federal income tax purposes, although our partnership agreement does not restrict our ability to take actions that may result in our being treated as an entity taxable as a corporation for U.S. federal (and applicable state) income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, whether or not cash distributions are made. Each holder of our common units is a limited partner of The Carlyle Group L.P., and accordingly, is generally required to pay U.S. federal income taxes with respect to the income and gain of The Carlyle Group L.P. that is allocated to such holder, even if The Carlyle Group L.P. does not make cash distributions. We believe that the Carlyle Holdings partnerships should also be treated as partnerships and not as corporations for U.S. federal income tax purposes. Accordingly, the holders of partnership units in Carlyle Holdings, including The Carlyle Group L.P.’s wholly-owned subsidiaries, incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Carlyle Holdings.

Each of the Carlyle Holdings partnerships has an identical number of partnership units outstanding, and we use the terms “Carlyle Holdings partnership unit” or “partnership unit in/of Carlyle Holdings” to refer collectively to a partnership unit in each of the Carlyle Holdings partnerships. The Carlyle Group L.P. holds, through wholly-owned subsidiaries, a number of Carlyle Holdings partnership units equal to the number of common units that The Carlyle Group L.P. has issued. The Carlyle Holdings partnership units that are held by The Carlyle Group L.P.’s wholly-owned subsidiaries are economically identical to the Carlyle Holdings partnership units that are held by the limited partners of the Carlyle Holdings partnerships. Accordingly, the income of Carlyle Holdings benefits The Carlyle Group L.P. to the extent of its equity interest in Carlyle Holdings.

The Carlyle Group L.P. is managed and operated by our general partner, Carlyle Group Management L.L.C., to whom we refer as “our general partner,” which is in turn wholly-owned by our senior Carlyle professionals. Our general partner does not have any business activities other than managing and operating us. We reimburse our general partner and its affiliates for all costs incurred in managing and operating us, and our partnership agreement provides that our general partner determines the expenses that are allocable to us. Although there are no ceilings on the expenses for which we will reimburse our general partner and its affiliates, the expenses to which they may be entitled to reimbursement from us, such as director fees, historically have not been, and are not expected to be, material.

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